Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:

Investor Relations Department
Country/City Code 8862 Tel: 2656-8000
IR@gigamedia.com.tw

GigaMedia Announces First-Quarter 2026 Financial Results

TAIPEI, Taiwan, May 4, 2026 – GigaMedia Limited (NASDAQ: GIGM) today announced its first quarter 2026 unaudited financial results.

Comments from Management

For the first quarter of 2026, GigaMedia reported revenues of $0.75 million with a gross profit of $0.42 million, an operating loss of $0.95 million and the net loss of $0.88 million. In spite of an 9.4% decrease in revenues during this quarter, gross profit maintained at approximately $0.42 million, comparable to the previous quarter.

For the following quarters, we plan to continue our exploration of digital entertainment to further develop and promote our own products and services.

First Quarter Overview

•
Operating revenues decreased by 9.4% in quarter-on-quarter comparison.
•
Loss from operations was $0.95 million, increased from $0.71 million last quarter, but decreased year-over-year from $0.97 million the same quarter last year, and net loss of $0.88 million represented an increase from $0.75 million last quarter and from $0.68 million the same quarter last year.

Unaudited Consolidated Financial Results

GigaMedia Limited is a diversified provider of digital entertainment services. GigaMedia’s digital entertainment service business FunTown develops and operates a suite of digital entertainments in Taiwan and Hong Kong, with focus on mobile games and casual games. Unaudited consolidated results of GigaMedia are summarized in the table below.

For the First Quarter

GIGAMEDIA 1Q26 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	1Q26	4Q25	Change (%)	1Q26	1Q25	Change (%)
Revenues	753	831	(9.4)%	753	859	(12.3)%
Gross Profit	417	426	(2.1)%	417	460	(9.3)%
Loss from Operations	(945)	(712)	NM	(945)	(970)	NM
Net Loss Attributable to GigaMedia	(876)	(749)	NM	(876)	(677)	NM
Loss Per Share Attributable to GigaMedia, Diluted	(0.08)	(0.07)	NM	(0.08)	(0.06)	NM
EBITDA (A)	(1,216)	(1,137)	NM	(1,216)	(1,086)	NM
Cash, Cash Equivalents and Restricted Cash	27,973	29,053	(3.7)%	27,973	31,400	(10.9)%

NM= Not Meaningful

(A) EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

First-Quarter Financial Results

•
Consolidated revenues for the first quarter of 2026 decreased by 9.4% quarter-on-quarter to $0.75 million, from $0.83 million in the fourth quarter of 2025, and by 12.3% year-over-year from $0.86 million in the first quarter of 2025.
•
Consolidated gross profit was $0.42 million, approximately comparable to $0.43 million in last quarter, and decreased by 9.3% from $0.46 million in the same quarter last year.
•
Consolidated operating expenses were $1.36 million in the first quarter of 2026, approximately increased by $0.22 million when compared to prior quarter, but slightly reduced if compared to the same quarter last year.
•
Net loss for the first quarter of 2026 was $0.88 million, increased from $0.75 million net loss last quarter and from $0.68 million the same quarter last year.
•
Cash, cash equivalents and restricted cash at the first quarter-end of 2026 amounted to $27.97 million, decreased by approximately $1.08 million from $29.05 million at the fourth quarter-end of 2025.

Financial Position

GigaMedia maintained its solid financial position, with cash, cash equivalents and restricted cash amounting to $27.97 million, or approximately $2.53 per share as of March 31, 2026.

Business Outlook

The following forward-looking statements reflect GigaMedia’s expectations as of May 4, 2026. Given potential changes in economic conditions and consumer spending, the evolving nature of digital entertainments, and various other risk factors, including those discussed in the Company’s 2025 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

“In the following quarters, we will dedicate ourselves to boosting the productivity of our products and services. GigaMedia will stick to the strategy of pursuing healthy growth with a lean operation,” stated GigaMedia CEO James Huang.

Meanwhile, besides our investments in Aeolus Robotics, our management continues exploring possibilities of expanding our business through strategic investments to create greater shareholder value.

Use of Non-GAAP Measures

To supplement GigaMedia’s consolidated financial statements presented in accordance with U.S. GAAP, the company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the company’s net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Quarterly results

All quarterly results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Q&A

For Q&A regarding the first quarter 2026 performance upon the release, investors may send the questions via email to IR@gigamedia.com.tw, and the responses will be replied individually.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of digital entertainment services. GigaMedia’s digital entertainment service business develops and operates a suite of digital entertainments in Taiwan and Hong Kong, with focus on browser/mobile games and casual games. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the “Business Outlook” section and in quotations from management in this press release) and GigaMedia’s strategic and operational plans. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia’s Annual Report on Form 20-F filed in April 2026 and its other filings with the United States Securities and Exchange Commission.

# # #

(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of US dollars, except for earnings per share amounts)

	Three months ended
	3/31/2026	12/31/2025	3/31/2025
	unaudited	unaudited	unaudited
Operating revenues
Digital entertainment service revenues	753	831	859
	753	831	859
Operating costs
Cost of digital entertainment service revenues	336	405	399
	336	405	399
Gross profit	417	426	460
Operating expenses
Product development and engineering expenses	145	145	195
Selling and marketing expenses	380	506	394
General and administrative expenses	837	487	840
Provision for expected credit losses	—	—	1
	1,362	1,138	1,430
Loss from operations	(945)	(712)	(970)
Non-operating income (expense)
Interest income	353	404	423
Foreign exchange (loss) gain - net	(285)	(414)	(133)
Changes in the fair value of an instrument recognized at fair value	1	(34)	3
Other - net	—	7	—
	69	(37)	293
Loss from continuing operations before income taxes	(876)	(749)	(677)
Income tax expense	—	—	—
Net loss attributable to shareholders of GigaMedia	(876)	(749)	(677)
Loss per share attributable to GigaMedia:
Basic and diluted:	(0.08)	(0.07)	(0.06)
Weighted average shares outstanding:
Basic	11,052	11,052	11,052
Diluted	11,052	11,052	11,052

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

(in thousands of US dollars)

	3/31/2026	12/31/2025	3/31/2025
	unaudited	audited	unaudited
Assets
Current assets
Cash and cash equivalents	27,660	28,740	31,087
Accounts receivable - net	105	108	145
Investment in securities - current	4,652	4,638	—
Prepaid expenses	392	103	376
Restricted cash	313	313	313
Other receivables	227	672	268
Other current assets	134	139	130
Total current assets	33,483	34,713	32,319

Investment in securities - noncurrent	3,521	3,535	8,094
Property, plant & equipment - net	79	92	99
Intangible assets - net	4	4	6
Prepaid licensing and royalty fees	217	25	118
Other assets	2,163	835	1,210
Total assets	39,467	39,204	41,846

Liabilities and equity
Accounts payable	30	57	37
Accrued expenses	754	1,110	888
Unearned revenue	547	558	575
Other current liabilities	562	341	525
Total current liabilities	1,893	2,066	2,025
Other liabilities	1,164	93	35
Total liabilities	3,057	2,159	2,060
Total equity	36,410	37,045	39,786
Total liabilities and equity	39,467	39,204	41,846

GIGAMEDIA LIMITED

Reconciliations of Non-GAAP Results of Operations

(in thousands of US dollars)

	Three months ended
	3/31/2026	12/31/2025	3/31/2025
	unaudited	unaudited	unaudited
Reconciliation of Net Loss to EBITDA
Net loss attributable to GigaMedia	(876)	(749)	(677)
Depreciation	12	14	12
Amortization	1	2	2
Interest income	(353)	(404)	(423)
Interest expense	—	—	—
Income tax expense	—	—	—
EBITDA	(1,216)	(1,137)	(1,086)